NOVAWEST RESOURCES INC.

Second Floor, 827 West Pender Street, Vancouver, B.C., Canada V6C 3G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139

82-3822



November 6, 2001

02 FEB -5 AM 8:03

Canadian Venture Exchange
27th Floor, 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

SUPPL

Dear Sirs,

Please find enclosed a copy of our news release dated November 6th, 2001 for your records.

Yours Sincerely,



Alison Robinson
Corporate Secretary
NovaWest Resources Inc.

PROCESSED
FEB 1 4 2002
THOMSON
FINANCIAL

CC. Securities and Exchange Commission, USA



NOVAWEST RESOURCES INC.

Second Floor, 827 West Pender Street, Vancouver, British Columbia, Canada V6C 3G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

Press Release

PRIVATE PLACEMENT and WARRANT AMENDMENT

Canadian Venture Exchange
Trading Symbol "NVE"

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed

November 06, 2001

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the Canadian Venture Exchange (CDNX) announces that the Company has arranged, subject to regulatory approval, a private placement of $36,000 by the issuance of 300,000 units at a price of $0.12 per unit. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company for a period of five years at a price of $0.15 per share. The funds will be allocated to operating capital. The shares will be subject to the applicable hold period per CDNX policy. All terms are subject to the approval of the CDNX.

In other business, the Company has agreed to extend the expiry dates of various warrants. The expiry date of 637,000 warrants exercisable at $0.25 Cdn., expiring December 17, 2001, will be extended to June 30th, 2003. The expiry date of 186,665 warrants exercisable at $0.20 Cdn., expiring January 21, 2002, will be extended to June 30th, 2003. Each of these warrants is non-transferable and upon exercise entitles the holder to purchase one share of the company. These extensions will be subject to the approval of the CDNX.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Alison Robinson"
Alison Robinson
Corporate Secretary

// NOVAWEST RESOURCES INC.

Second Floor, 827 West Pender Street, Vancouver, British Columbia, Canada V6C 3G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

Press Release

PRIVATE PLACEMENT and WARRANT AMENDMENT

Canadian Venture Exchange
Trading Symbol "NVE"

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed

November 06, 2001

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the Canadian Venture Exchange (CDNX) announces that the Company has arranged, subject to regulatory approval, a private placement of $36,000 by the issuance of 300,000 units at a price of $0.12 per unit. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company for a period of five years at a price of $0.15 per share. The funds will be allocated to operating capital. The shares will be subject to the applicable hold period per CDNX policy. All terms are subject to the approval of the CDNX.

In other business, the Company has agreed to extend the expiry dates of various warrants. The expiry date of 637,000 warrants exercisable at $0.25 Cdn., expiring December 17, 2001, will be extended to June 30th, 2003. The expiry date of 186,665 warrants exercisable at $0.20 Cdn., expiring January 21, 2002, will be extended to June 30th, 2003. Each of these warrants is non-transferable and upon exercise entitles the holder to purchase one share of the company. These extensions will be subject to the approval of the CDNX.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Alison Robinson"
Alison Robinson
Corporate Secretary